December 19, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attn: Mr. Max A. Webb

Re:	Cinemark USA, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 14, 2012

File No. 033-47040

Dear Mr. Webb:

We are in receipt of your letter dated December 13, 2012 from the Securities and Exchange Commission staff (the “Staff”) setting forth the below comment regarding the above-referenced Form 10-K of Cinemark USA, Inc. for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”).

Form 10-K for the Fiscal Year Ended December 31, 2011

Cover Page

1.	We note that you have omitted certain information from your filing required by Form 10-K. We also note that you appear to be relying upon General Instruction I of Form 10-K. Please confirm, on the date of filing your report, that you met the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore you filed your report with the reduced disclosure format. To the extent you rely upon General Instruction I of Form 10-K in future filings, please confirm that you will prominently set forth, on the cover page of the Form 10-K, a statement that you meet the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore are filing your report with the reduced disclosure format. Refer to General Instruction I.(1)(c) of Form 10-K.

Response: Please be advised that Cinemark USA, Inc. hereby confirms that on the date of filing the 2011 Form 10-K, Cinemark USA, Inc. met the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore Cinemark USA, Inc. filed the 2011 Form 10-K with the reduced disclosure format. Cinemark USA, Inc. further confirms that to the extent Cinemark USA, Inc. relies upon General Instruction I of Form 10-K in future filings, Cinemark USA, Inc. will prominently set forth, on the cover page of the Form 10-K, a statement that Cinemark USA, Inc. meets the conditions set forth in General Instruction I.(1)(a) and (b) of Form 10-K and therefore is filing Cinemark USA, Inc.’s report with the reduced disclosure format.

3900 Dallas Parkway, Suite 500 • Plano, Texas 75093

December 19, 2012

United States Securities and Exchange Commission

Cinemark USA, Inc. acknowledges that:

•	Cinemark USA, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

Cinemark USA, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to call me at (972) 665-1000.

Sincerely,

CINEMARK USA, INC.

/s/ Michael D. Cavalier

By:	Michael D. Cavalier Senior Vice President-General Counsel and Secretary

Cc:	Donald E. Field, SEC Terry M. Schpok